[Letterhead of Eversheds Sutherland (US) LLP]

March 8, 2019
VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 811-22725 and 333-229007)

Dear Mr. Williamson:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on March 5, 2019 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 811-22725 and 333-229007) (the “Registration Statement”), which relates to an offering of shares of the Fund’s Series A, Series B and Series D Term Preferred Stock and the prospectus contained therein (the “Prospectus”). The Fund intends to file a pre-effective amendment to the Registration Statement that will include revised disclosure as noted below, update the financial information included therein and to revise the offering to include shares of the Fund’s Series C Preferred Stock. References to the “Act” below refer to the Investment Company Act of 1940, as amended.

1.
Please respond to our comments in writing and file your responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the response, please provide us with draft disclosure with the letter. Please allow us sufficient time to review the response prior to filing the definitive.

Response: The Fund acknowledges the Staff’s comment.

2.
Please revise the filing to reflect all comments recently given to you on other filings, including your recent Series C Preferred Stock offering. In your response letter, please confirm there are no material differences between your Series D Preferred Stock and other series of preferred stock, other than pricing related terms.

Response: The Fund acknowledges the Staff’s comment and has revised the filing to reflect all comments recently given on other filings, including the Fund’s registration statement relating to its Series C Preferred Stock offering. The Fund confirms that are no materials differences between the Series D Preferred Stock and other series of its Preferred Stock, other than pricing related terms.

3.	Please file a copy of the selling agent agreement when finalized.
Response: The Fund acknowledges the Staff’s comment and will file a copy of the selling agent agreement as an exhibit to the next pre-effective amendment to the Registration Statement.

4.	We note your intention to offer three series of preferred shares on a continuous basis. Please explain to us:

a)	What provision of Rule 415 you are relying on, and how your plan of distribution is designed to meet the requirements; and

b)	How the offering price and related terms for each series will be determined and disclosed to investors.
Response: The Fund advises the Staff that the offering of its shares of Series A, B, C and D Preferred Stock pursuant to the Prospectus will be conducted pursuant to Rule 415(a)(1)(ix). The offering will commence promptly upon the effective date of the Registration Statement and will proceed on a continuous basis until the completion of the offering or the earlier termination thereof by the Fund or the selling agent.
The terms of the shares of Series A, B, C and D Preferred Stock, other than the price to be paid by purchasers in the offering, are included in the Prospectus. The selling agent will offer shares of the Fund’s Series A, B, C and D Preferred Stock at a price to be determined as described in the Prospectus for each weekly close of the offering. The price will be omitted from the Prospectus at the time it is declared effective in reliance on Rule 430A and communicated to investors through a pricing supplement filed prior to the close of the offering.

5.
Your cover page includes a substantial amount of information about the offering and terms of securities being offered. This information is also located in the summary and elsewhere in the Prospectus. While some repetition may be necessary, we believe the level of detail and repetition here may distract and confuse the reader. Please review Items 1 and 2 to Form N-2 and revise as appropriate.

Response: The Fund acknowledges the Staff’s comment and has revised accordingly.

6.
We note your statement on the cover page that if you fail to maintain an asset coverage ratio of at least 200%, you will be required to redeem the preferred shares in an amount sufficient to bring the Fund into compliance with the asset coverage ratio. Your disclosure indicates that you have discretion as to the series that you may redeem. Please advise us how the discretion is likely to be used and how such use is consistent with the Act.

Response: The Fund advises the Staff that if the Fund is required to redeem shares of its Preferred Stock to maintain an asset coverage ratio of at least 200%, it will make a determination of the specific shares to be redeemed based on a consideration of the facts and circumstances at the time, including the respective interest rates and maturities of the outstanding shares of Preferred Stock. The Fund believes that exercising its discretion under these circumstances would not have the effect of granting a preference or priority in the distribution of assets upon liquidation or with respect to the payment of interest or dividends to one series of Preferred Stock over any other series. Therefore, the Fund believes that its exercise of discretion is consistent with the requirements of Section 18 of the Act.

7.	Please revise to disclose the minimum NYSE listing requirements in an appropriate location.

Response: The Fund acknowledges the Staff’s comment and has revised accordingly.

8.
On page 13, we note your statement that you will not offer the preferred shares at a price that is less than the fungibility threshold for tax purposes. Please tell us your plans with respect to this issue. It is unclear, for example, whether you will retain tax opinions or other assurances with respect to fungibility. Please advise or revise as appropriate.

Response: The Fund advises the Staff that it will monitor its compliance with the minimum fungibility pricing threshold as described in the Prospectus throughout the course of the offering. The Fund will not seek a tax opinion with respect to the fungibility of shares issued in the offering.

9.
On page 98, we note your statement that you will continue the offering until you have sold the aggregate amount of Series A, B and D preferred stock set forth on the cover of the Prospectus. The cover refers to a dollar value and not number of shares. Please reconcile and revise as appropriate. If necessary, please also update your fee table.

Response: The Fund has revised its disclosure accordingly to refer to the maximum dollar amount of shares of Preferred Stock to be sold and advises the Staff that no revisions to the fees and expenses table are necessary.

10.	We note you use the term “purchasing agent” in your plan of distribution instead of “underwriter”. Please tell us what distinction, if any, is intended.

Response: The Fund advises the Staff that the underwriter in the offering is referred to as the “purchasing agent” because it believes that the term best reflects the transaction and the actions being taken by the purchasing agent to facilitate purchases of the Fund’s shares of Preferred Stock. Unlike a firm commitment underwritten offering, where the underwriters agree to purchase the securities being sold in the offering and resell those securities to its clients, the purchasing agents are agreeing to use best efforts to locate purchasers in the offering and will buy only so many shares from the Fund as the purchasing agent has received orders for. The Fund and the purchasing agent agree that the purchasing agent will be deemed to be an underwriter within the meaning of the Securities Act of 1933 for the purposes of the offering and the Fund will treat the purchasing agent as a principal underwriter of the Fund for the purposes of Section 15(c) of the Act. However, the Fund believes that the distinction is helpful to clarify the actions being taken by the purchasing agent in connection with the offering.

11.
We note the purchasing agents will purchase at a discount of 3.125% of the non-discounted price. Is this the only form of compensation they will receive in connection with the sale of your preferred shares? If not, please revise in an appropriate location.

Response: The Fund has revised the disclosure to clarify that the purchase discount is the only form of compensation that the purchasing agent will receive in connection with the sale of the Fund’s Preferred Stock.

12.	Under “The Offering” section, who are the other agents referred to in this section and what is their status (i.e., are they FINRA members, etc.)?

Response: The Fund advises the Staff that other than the purchasing agents named in the Prospectus, there will be no other purchasing agents at the time that the offering commences. The Fund advises the Staff that the Fund has the ability under the purchasing agent agreement to appoint additional agents to serve as purchasing agents in the offering. The Fund further advises the Staff that it will revise the Prospectus to name any additional agents appointed to serve as purchasing agents in connection with the offering to the extent any such other agents are appointed.

13.
We note your statement that each agent, including the purchasing agent, may be deemed to be an underwriter within the meaning of the Securities Act of 1933, given their role in distributing securities and the receipt of transaction based compensation for doing so. It appears likely that they are acting as underwriters. Please tell us why “may be deemed” is appropriate or revise to name the underwriters distributing securities.

Response: The Fund has revised its disclosure to state that the purchasing agent “will be deemed” to be an underwriter in accordance with the Staff’s comment.

14.	We note the reference to potential stabilizing transactions on page 99 of the Prospectus. Please clarify how these transactions will be completed in compliance with Regulation M, as applicable.

Response: The Fund advises the Staff that stabilizing transactions will be completed pursuant to the exemption provided by Rule 101(c)(2).

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* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC